Exhibit 99.4

Titan Medical Announces $1.5 Million Senior Secured Loan Facility With a Leading Global Medical Technology Company

TORONTO--(BUSINESS WIRE)--April 29, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), announces that it has closed a US$1.5 million senior secured loan facility (“Loan Facility”) from a leading global medical technology company. The Loan Facility has an interest rate of 8% per annum and is repayable not later than April 29, 2023.

Titan intends to use the proceeds under the Loan Facility for general corporate purposes while it seeks additional financing to meet its longer-term capital needs to support the development of its single-port robotic surgical system, instruments and accessories; and funding working capital (including the reduction of outstanding payables).

“We are delighted to receive medical device industry support in the form of this loan facility, which provides needed capital at a crucial time,” said David McNally, President and CEO of Titan Medical. “Access to this loan facility will allow us to continue to pursue additional capital from multiple sources.”

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions including the Company’s intention to seek additional financing and the loan facility allowing the Company to continue to pursue additional capital from multiple sources have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
416-548-7522
stephen@titanmedicalinc.com